UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Spectrum Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

84763A 10 8

(CUSIP Number)

Rajesh C. Shrotriya

Spectrum Pharmaceuticals, Inc.

11500 S. Eastern Ave.

Suite 240

Henderson, NV 89052

(702) 835-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763A 10 8	13D/A	Page 2 of 5

1.	Names of Reporting Persons Rajesh C. Shrotriya, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,851,560
	8.	Shared Voting Power 328,234
	9.	Sole Dispositive Power 5,851,560
	10.	Shared Dispositive Power 328,234

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,179,794
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%[1]
14.	Type of Reporting Person (See Instructions) IN

[1]	The percentage owned is based on 102,665,540 shares of common stock outstanding as of January 31, 2018.

CUSIP No. 84763A 10 8	13D/A	Page 3 of 5

Explanatory Note

Dr. Rajesh C. Shrotriya previously filed a statement of beneficial ownership, and amendments thereto, with the Securities and Exchange Commission (the “SEC”) with respect to the common stock, par value $0.001 per share (“Common Stock”), of Spectrum Pharmaceuticals, Inc. (the “Company”), on Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1 thereunder.

Dr. Shrotriya’s beneficial ownership has decreased to 6,179,794 shares of Common Stock from 8,912,140 shares of Common Stock reported in the prior amendment filed on September 29, 2017. His beneficial ownership expressed as a percentage of issued and outstanding shares of Common Stock has decreased by more than one percent (1%) from the prior amendment primarily as a result of a net exercise of stock options whereby Dr. Shrotriya forfeited shares of Common Stock subject to the stock options to cover the exercise price and the taxes otherwise due.

Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to the Common Stock of the Company that is beneficially owned by Dr. Shrotriya. The Company’s principal executive offices are located at 11500 S. Eastern Ave., Suite 240, Henderson, Nevada 89052.

Item 2. Identity and Background

(a) Rajesh C. Shrotriya, M.D.

(b) Dr. Shrotriya’s business address is 11500 S. Eastern Ave., Suite 240, Henderson, Nevada 89052.

(c) Dr. Shrotriya is a director of the Company. The Company is a biotechnology company with fully integrated commercial and drug development operations with a primary focus in hematology and oncology. The Company’s principal executive offices are located at 11500 S. Eastern Ave., Suite 240, Henderson, Nevada 89052.

(d) During the last five years, Dr. Shrotriya has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Dr. Shrotriya has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Shrotriya is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Dr. Shrotriya beneficially owns 6,179,794 shares of Common Stock of which (a) 2,348,657 shares were purchased by Dr. Shrotriya through open market purchases, exercise of stock options and the purchase of shares of common stock under the Company’s Shelf Registration Statement on Form S-3 (File No. 333-150260), in each case with his personal funds; (b) 1,925,714 shares were acquired upon the grant of restricted stock as compensation; (c) 200,652 shares are performance unit award shares that are being held in escrow pending receipt by the Company of the taxes due from Dr. Shrotriya; (d) 28,907 shares were acquired through 401(k) matching contributions made by the Company in shares; and (e) 1,675,864 shares reported as beneficially owned in this Schedule 13D represent shares that Dr. Shrotriya has the right to acquire within 60 days of the date hereof through the exercise of vested portions of stock options granted to him by the Company.

Item 4. Purpose of Transaction

Dr. Shrotriya plans on disposing of a portion of the securities owned by him and is considering entering into a 10b5-1 trading plan in the near future.

In his capacity as a director of the Company, Dr. Shrotriya has an active role in the oversight of the Company’s management and therefore, may have general knowledge about one or more of the items listed under (A) – (J) of this item.

CUSIP No. 84763A 10 8	13D/A	Page 4 of 5

Item 5. Interest in Securities of the Issuer

(a) As of February 20, 2018, Dr. Shrotriya beneficially owns an aggregate of 6,179,794 shares, representing an aggregate of 5.9% of the outstanding shares of Common Stock.

(b) Dr. Shrotriya has sole voting and dispositive power over 5,851,560 shares. Dr. Shrotriya has shared voting and dispositive power over 328,234 of the shares with his wife, Chitra Shrotriya, whose identifying information is provided below:

Chitra Shrotriya

Mrs. Shrotriya’s business address is 11500 S. Eastern Ave., Suite 240, Henderson, Nevada 89052.

Mrs. Shrotriya is the wife of Dr. Shrotriya, who is a director of the Company. The Company is a biotechnology company with fully integrated commercial and drug development operations with a primary focus in hematology and oncology. The Company’s principal executive offices are located at 11500 S. Eastern Ave., Suite 240, Henderson, Nevada 89052.

During the last five years, Mrs. Shrotriya has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mrs. Shrotriya has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mrs. Shrotriya is a citizen of the United States of America.

(c) Transactions by Dr. Shrotriya that were effected during the past 60 days.

See attached Exhibit A.

(d)-(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

CUSIP No. 84763A 10 8	13D/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 28, 2018

/s/ Rajesh C. Shrotriya
Rajesh C. Shrotriya, M.D.

Exhibit A

12/22/2017 –	Gift of 1,431 shares to UNLV Foundation based on a fair market value of $17.48

12/29/2017 –	Transfer for estate planning purposes of 1,627,888 shares to the RS Irrevocable Trust based on a fair market value of $18.95

1/9/2018 –	Non-qualified and Incentive Stock Option Exercises as detailed below. The underlying shares were not sold and are being held by Dr. Shrotriya.

Grant Date	NQSO Shares	Exercise Price	FMV	Cost Basis
1/8/2010	213,885	$4.65	$18.03	$18.03
7/1/2010	227,144	$3.92	$18.03	$18.03
1/3/2011	354,082	$6.87	$18.03	$18.03
6/12/2011	157,119	$8.27	$18.03	$18.03
12/19/2012	205,883	$11.34	$18.03	$18.03
12/13/2013	185,210	$9.18	$18.03	$18.03
12/19/2014	216,212	$7.24	$18.03	$18.03
12/18/2015	161,630	$5.86	$18.03	$18.03
3/28/2017	21,351	$6.69	$18.03	$18.03

	ISO Shares
12/19/2012	3,272	$11.34	$18.03	$11.34
12/19/2014	16,532	$7.24	$18.03	$7.24

TOTAL:	1,762,320

1/15/2018 –	Performance Unit Award issuance of 200,652 shares. Shares are being held in escrow pending receipt by the Company of the taxes due from Dr. Shrotriya.